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EXHIBIT 12.1

BOSTON PROPERTIES LIMITED PARTNERSHIP
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

        Boston Properties Limited Partnership's ratios of earnings to fixed charges for the five years ended December 31, 2002 and the three months ended March 31, 2003 were as follows:

		Year Ended December 31,
	Three Months Ended March 31, 2003
		2002	2001	2000	1999	1998
		(dollars in thousands)
Earnings:
Add:
Income before minority interests in property partnerships, income from unconsolidated joint ventures, gains (losses) on sales of real estate and land held for development, discontinued operations, extraordinary items, cumulative effect of a change in accounting principle and preferred distributions	$72,333	$278,722	$246,544	$211,365	$169,227	$128,672
Gains (losses) on sales of real estate and land held for development	64,694	233,304	11,238	(313)	8,735	—
Amortization of interest capitalized	659	2,526	950	415	153	22
Distributions from unconsolidated joint ventures	3,083	8,692	2,735	1,848	972	—
Fixed charges (see below)	84,458	316,835	306,709	275,607	242,199	124,164
Subtract:
Interest capitalized	(4,453)	(22,510)	(59,292)	(37,713)	(16,953)	(6,933)
Preferred distributions	(6,360)	(31,258)	(36,026)	(32,994)	(32,111)	(5,830)

Total earnings	$214,414	$786,311	$472,858	$418,215	$372,222	$240,095

Fixed charges:
Interest expensed	$73,645	$263,067	$211,391	$204,900	$193,135	$111,401
Interest capitalized	4,453	22,510	59,292	37,713	16,953	6,933
Preferred distributions	6,360	31,258	36,026	32,994	32,111	5,830

Total fixed charges	$84,458	$316,835	$306,709	$275,607	$242,199	$124,164

Ratio of earnings to fixed charges	2.54	2.48	1.54	1.52	1.54	1.93

  The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. Earnings consist of income before minority interests in property partnerships, income from unconsolidated joint ventures, discontinued operations, extraordinary items, cumulative effect of a change in accounting principle and preferred distributions, plus amortization of interest capitalized, distributions from unconsolidated joint ventures, fixed charges, minus interest capitalized and preferred distributions. Fixed charges consist of interest expensed, which includes credit enhancement fees and amortization of loan costs, interest capitalized, and preferred distributions.

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BOSTON PROPERTIES LIMITED PARTNERSHIP CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES